Consolidated Financial Statements (Expressed in Canadian dollars) ESPERANZA RESOURCES CORP. (An Exploration-Stage Company) For the years ended December 31, 2012 and 2011

1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These consolidated financial statements of Esperanza Resources Corp. have been prepared by, and are the responsibility of, the Company’s management.  The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors, through the Audit Committee, is responsible for ensuring management fulfills its responsibilities.  The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by DeVisser Gray LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

/s/ “Greg D. Smith”

/s/ “Kylie Dickson”

Greg D. Smith

Kylie Dickson

President and CEO

CFO

March 11, 2013

March 11, 2013

2

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Esperanza Resources Corp.,

We have audited the accompanying consolidated financial statements of Esperanza Resources Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Esperanza Resources Corp. and its subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 11, 2013

3

ESPERANZA RESOURCES CORP.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2012	December 31, 2011

Assets

Current assets:
Cash and cash equivalents	4	$36,060,536	$19,394,059
Accounts receivable	5	1,004,640	389,291
Prepaid expenses		95,689	62,268
		37,160,865	19,845,618

Plant and equipment	6	633,656	92,814
Exploration and evaluation assets	7	1,767,809	1,747,809
Long-term investments	9	25,000	-
Investment in associated company	10	736,522	1,247,640

		$40,323,852	$22,933,881

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$1,376,999	$610,408

Equity:
Share capital	11	64,454,438	36,633,992
Commitment to issue shares		1,110,313	-
Reserves		14,162,407	9,229,765
Accumulated other comprehensive income		(171,019)	(599,777)
Deficit		(40,609,286)	(22,940,507)
		38,946,853	22,323,473

Nature of operations (note 1)
Commitments and contingencies (note 18)
Subsequent events (note 11, note 19)

		$40,323,852	$22,933,881

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “William J. Pincus”	/s/ “Greg D. Smith”
William J. Pincus	Greg D. Smith
Director	Director

4

ESPERANZA RESOURCES CORP.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

	Note	2012	2011

Operating expenses:
Depreciation		$52,111	$14,038
Directors’ fees		76,814	80,380
Exploration and development expenses	8	9,359,323	4,819,832
Investor relations		487,305	504,892
Office expenses		408,083	282,755
Professional fees		1,291,693	283,583
Salaries and administrative fees		2,825,962	732,013
Share based compensation		1,482,313	531,526
Transfer agent and filing fees		123,162	113,177

Loss from operations		16,106,766	7,362,196

Other income (expense)
Equity in loss of associated company	10	(2,447,376)	(2,190,713)
Foreign exchange		402,350	(8,891)
Finance income		426,453	116,924
Miscellaneous income		56,560	38,468
Gain on sale of exploration asset		-	26,012,289
Write-off of mineral properties		-	(10,015)
Write-off of receivables	5	-	(50,526)
		(1,562,013)	23,907,536

Net income (loss) for the year		(17,668,779)	16,545,340

Other comprehensive income:
Share of other comprehensive income (loss) of associate		436,258	(599,777)
Gain (loss) on marketable securities		(7,500)	-

Net comprehensive income (loss) for the year		$(17,240,021)	$15,945,563

Basic earnings (loss) per share:		$(0.27)	$0.30
Diluted earnings (loss) per share:		(0.27)	0.29

Weighted average shares outstanding (basic):		65,489,346	54,592,343
Weighted average shares outstanding (diluted):		65,489,346	57,379,224

See accompanying notes to consolidated financial statements

5

ESPERANZA RESOURCES CORP Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian dollars) For the years ended December 31, 2012 and 2011
	Share capital
	Shares	Amount	Commitment to issue shares	Share-based payment reserve	Warrant reserve	AOCI	Deficit	Total

Balance, January 1, 2012	51,032,321	$36,633,992	$-	$4,374,657	$4,855,108	$(599,777)	$(22,940,507)	$22,323,473

Exercise of share options	125,000	207,900	-	(68,400)	-	-	-	139,500
Exercise of warrants	400,000	802,213	-	-	(102,213)	-	-	700,000
Exercise of special warrants	27,214,000	28,914,875	-	-	-	-	-	28,914,875
Share-based compensation	-	-	1,110,313	372,000	-	-	-	1,482,313
Issue of warrants	-	-	-	-	5,102,625	-	-	5,102,625
Share issue costs	-	(2,104,542)	-	-	(371,370)	-	-	(2,475,912)
Share of OCI of associate	-	-	-	-	-	436,258	-	436,258
Gain (loss) on investments	-	-	-	-	-	(7,500)	-	(7,500)
Net income (loss)	-	-	-	-	-	-	(17,668,779)	(17,668,779)

Balance, December 31, 2012	78,771,321	$64,454,438	$1,110,313	$4,678,257	$9,484,150	$(171,019)	$(40,609,286)	$38,946,853

	Share capital
	Shares	Amount	Commitment to issue shares	Share-based payment reserve	Warrant reserve	AOCI	Deficit	Total

Balance, January 1, 2011	56,767,221	$45,137,136	$-	$4,145,753	$4,922,237	$-	$(39,485,847)	$14,719,279

Exercise of share options	462,000	982,382	-	(302,622)	-	-	-	679,760
Exercise of warrants	262,700	526,854	-	-	(67,129)	-	-	459,725
Share cancellation	(6,459,600)	(10,012,380)	-	-	-	-	-	(10,012,380)
Share-based compensation	-	-	-	531,526	-	-	-	531,526
Net income and comprehensive income	-	-	-	-	-	(599,777)	16,545,340	15,945,563

Balance, December 31, 2011	51,032,321	$36,633,992	$-	$4,374,657	$4,855,108	$(599,777)	$(22,940,507)	$22,323,473

	See accompanying notes to consolidated financial statements.

6

ESPERANZA RESOURCES CORP. Consolidated Statements of Cash Flows (Expressed in Canadian dollars) For the years ended December 31, 2012 and 2011

	2012	2011

Cash provided by (used in):

Operations:
Net income (loss) for the year	$(17,668,779)	$16,545,340
Adjustments for:
Depreciation	52,111	14,038
Depreciation in exploration expenses	12,909	9,600
Equity in loss of associated company	2,447,376	2,190,713
Gain on disposal of equipment	(6,934)	(9,106)
Gain on sale of property	-	(26,012,289)
Share-based compensation	1,482,313	531,526
Write-off of receivables	-	50,526
Write-off of mineral property costs	-	10,015
Gain on receipt of shares	(32,500)	-
Changes in non-cash working capital balances:
Accounts receivable	(615,349)	(166,142)
Prepaid expenses	(33,421)	(18,565)
Accounts payable and accrued liabilities	766,591	147,401
	(13,595,683)	(6,706,943)

Investments:
Purchase of mineral property, plant and equipment	(630,122)	(133,267)
Investment in associated company	(1,500,000)	(1,143,973)
Proceeds on sale of property	11,194	17,000,000
Proceeds on disposal of equipment	-	14,683
Cost of the sale of San Luis property	-	(955,597)
	(2,118,928)	14,781,846

Financing:
Shares issued for cash	34,857,000	1,139,485
Share issue costs paid	(2,475,912)	-
	32,381,088	1,139,485

Increase in cash and cash equivalents	16,666,477	9,214,388

Cash and cash equivalents, beginning of year	19,394,059	10,179,671

Cash and cash equivalents, end of year	$36,060,536	$19,394,059

Supplemental information:

Finance income received	$222,745	$103,689

7

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

1.	Nature and continuance of operations:

Esperanza Resources Corp. (the “Company” or “Esperanza”) was formed by way of amalgamation pursuant to the Company Act (British Columbia) and its principal business activities are the acquisition, exploration and development of mineral properties.  These consolidated financial statements of the Company as at and for the year ended December 31, 2012 comprise the Company and its subsidiaries.  Esperanza is the ultimate parent. Esperanza’s principal property interest is its 100% owned Esperanza Gold Project (formerly referred to as the Cerro Jumil project) in Mexico.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically viable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, obtaining the necessary permits to mine and future mining production or proceeds from the disposition of mineral properties.

2.	Basis of preparation:
	(a)	Statement of compliance:

The Company adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board effective January 1, 2011.  These consolidated financial statements have been prepared in accordance with IFRS and were approved by the Company’s Board of Directors on March 11, 2013.

	(b)	Basis of presentation:

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as explained in the significant accounting policies in Note 3.

	(c)	Functional currency and presentation currency:
These consolidated financial statements are presented in Canadian dollars, except as otherwise noted, which is the functional currency of the Company and its subsidiaries.

8

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

2.	Basis of preparation (continued):
	(d)	Use of estimates and judgments:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with reported amounts of expenses during the period.  Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates include the determination of impairment of long-lived assets, share-based compensation expense, and the estimated useful lives of property, plant and equipment.  Key judgments and estimates made by management with respect to these areas have been disclosed in the notes to these financial statements as appropriate.

The determination of mineral reserves also requires the use of estimates. The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Reserves are used in the performing impairment assessments of mineral properties.  There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation and may change significantly when new information becomes available.  Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may result in the reserves being restated.

	(e)	Comparative figures:
Certain comparative figures have been reclassified to conform to current presentation.
	(f)	New standards and interpretations not yet adopted:

A number of new standards, amendments to standards and interpretations effective for annual periods beginning after January 1, 2013, including IAS 1 Presentation of Financial Statements, IAS 19 Employee Benefits, IAS 27 Separate Financial Statements, IAS 28 Investments in Associated and Joint Ventures, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities,  IFRS 13 Fair Value Measurement and IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine have not been applied in preparing these financial statements.  None are expected to have a significant effect on the consolidated financial statements of the Company.

3.	Significant accounting policies:
	(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Esperanza Services Inc. (in the United States), Esperanza Silver de Mexico S.A. de C.V., Servicios Mineros Miacatlan S.A. de C.V. (both in Mexico), Esperanza Silver Peru S.A.C (in Peru) and Esperanza Exploration (BVI) Inc. (in the British Virgin Islands).  All intercompany transactions and balances are eliminated on consolidation.

9

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies (continued):
	(b)	Foreign currency translation:

Transactions in foreign currencies are translated to the Canadian dollar using exchange rates at the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the Canadian dollar at the exchange rate on that date.  Exchange gains and losses are recognized in net income or loss.  Foreign currency gains and losses are reported on a net basis.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the Canadian dollar at the exchange rate in effect at the date the fair value was determined.  Non-monetary items in a foreign currency that are measured in terms of historical costs are translated using the exchange rates at the date of the transaction.

	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.
	(d)	Exploration and evaluation assets:

Acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis.  Acquisition costs include cash consideration and the value of common shares, based on recent share prices, issued for mineral properties pursuant to the terms of the agreement.

Exploration expenditures, net of recoveries, incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.  Subsequent to completion of a positive economic analysis, capitalized acquisition costs are reclassified to mineral property and all exploration, evaluation and development expenditures are capitalized to the mineral property.

Management reviews the carrying value of capitalized acquisition costs at least annually.  The review is based on the Company’s intentions for the development of the undeveloped property.  Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project.  If a project does not prove viable, all costs associated with the project net of any impairment provisions are written off.

Acquisition and mineral property costs will be amortized when commercial production begins using the unit-of-production method based on estimated proven and probable reserves.
	(e)	Plant and equipment:

Plant and equipment is carried at cost less accumulated amortization and accumulated impairment losses.  The cost of an item of plant and equipment consists of purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

10

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies (continued):
	(e)	Plant and equipment (continued):

The cost of replacing or overhauling a component of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied within the component will flow to the Company and its costs can be measured reliably.  The carrying amount of the replaced component is written off.  Costs associated with routine repairs and maintenance of plant and equipment are expensed as incurred.

Plant and equipment, including major components, are depreciated using the straight-line method over their estimated useful lives, typically ranging from 3 to 10 years.
	(f)	Equity investments:

Equity investments are carried at cost, adjusted for post-acquisition changes in the Company’s share of the net assets less any impairment in the value of the investment.  Losses in excess of the Company’s interest in the entity are recognized only to the extent that the Company has incurred legal obligations on behalf of the entity.

	(g)	Provisions:
(i) Provision for closure and reclamation:

The exploration, development, or production of a mineral property creates disturbance that gives rise to closure and reclamation obligations. Provisions for closure and reclamation costs are recognized at the time the legal or constructive obligation first arises which is generally at the time that environmental disturbance occurs.  Upon initial recognition of the provision, the corresponding costs is added to the carrying amount of mineral property, plant and equipment and is amortized using the same method as applied to the specific asset.  Following the initial recognition of the provision, the carrying amount is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation.  The unwinding of the discount is recognized as finance expense in net income or loss while the effect of changes to the discount rate or timing of cash flows is recognized in mineral property, plant and equipment. The Company has no material closure or reclamation costs as the disturbance to date is minimal.

(ii) Other provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance expense.  The Company has no material provisions.

11

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies (continued):
	(h)	Share based payments:

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock options or restricted share units (“RSU’s”).  The fair value of the estimated number of stock options and RSU’s that will eventually vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period of the stock options and RSU’s, with a corresponding increase in shareholders’ equity.  The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date.

The cost of the stock options is measured using the estimated fair value at the date of the grant determined using the Black-Scholes option pricing model.  The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility.  The expected term of the options granted is determined based on historical data on the average hold period before exercise, cancellation or expiry.  Expected volatility is estimated with reference to the historical volatility of the share price of the Company.  These estimates involve inherent uncertainties and the application of management judgment.

The cost of the RSU’s is measured using the market value of the underlying shares as of the date of the grant.

Share based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled based payment transactions and measured at the fair value of goods or services received.  If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company received the goods or services.

	(i)	Financial assets:
Financial assets are classified as available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as available-for-sale are measured at fair value on initial recognition plus transaction costs and subsequently at fair value with unrealized gains or losses recognized in other comprehensive income (loss), except for financial assets that are considered to be impaired in which case the loss is recognized in net income or loss.  The Company has classified its investments in marketable securities as available-for-sale.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method.  The Company’s cash and cash equivalents and accounts receivable are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in income or loss.  Transaction costs are expensed for assets classified as FVTPL.  The Company has not classified any assets as FVTPL.

12

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies (continued):
	(j)	Financial liabilities:

Financial liabilities are initially recognized at fair value less directly attributable transaction costs.  Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method.  The effective interest rate method is a method of calculating amortized cost of a financial liability and allocating the interest expense over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.  The Company’s accounts payable are measured at amortized cost.

Financial liabilities designated as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in net income or loss.  The Company has not designated any financial liabilities as FVTPL.

	(k)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.
	(l)	Impairment:
(i) Non-financial assets:

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash-generating unit”).  This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reduced if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

13

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies (continued):
	(l)	Impairment (continued):
(ii) Financial assets:

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be measured reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against accounts receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of the impairment loss to decrease, the decrease is reversed through profit or loss.

	(m)	Finance income:

Finance income comprises interest income on funds invested and interest earned on loans and receivables.  Interest income is recognized as it accrues in profit or loss, using the effective interest method.  For cash flow purposes, finance income is classified as an operating activity.

	(n)	Income tax:

Income tax on income or loss comprises current and deferred tax.  Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is determined using the balance sheet liability method, recognizing temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and temporary differences relating to the investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.  Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences between when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

14

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies (continued):
	(o)		Earnings (loss) per share:

Basic earnings (loss) per share (“EPS”) is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise warrants, options, and restricted share units granted to employees.  The dilutive effect of options and warrants assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period.  Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price.

Shares issuable on the exercise of stock options and warrants totaling 22,958,000 were not included in the computation of diluted earnings per share because the Company reported losses during the period.

	(p)		Segment reporting:

An operating segment is defined as a component of the Company that engages in business activities from which it may earn revenues an incur expenses, whose operating results are reviewed regularly by the Company’s executive management, and for which discrete financial information is available.  The Company has determined that it has one operating segment, the acquisition, exploration and development of mineral properties, the majority of which occurs in Mexico.  The Company’s corporate head office earns nominal revenues that are incidental to the activities of the Company and therefore does not meet the definition of an operating segment.

4.	Cash and cash equivalents:

		December 31, 2012	December 31, 2011

	Cash	$512,295	$324,753
	Short-term bank deposits	35,548,241	19,069,306

		$36,060,536	$19,394,059

5.	Accounts receivable:

Of the $1,004,640 in receivables (December 31, 2011 - $389,291), $771,641 (December 31, 2011 - $292,241) is value added tax (“VAT”) paid in Mexico on goods and services.  The VAT receivable is refundable from the Mexican tax authorities.  The remaining receivables represent VAT recoverable in Canada and interest receivable on short-term bank deposits.  In 2011, the Mexican tax authorities denied a claim for $50,526 of VAT which has been written off in the statement of comprehensive loss.  The Company believes its claim has merit and is disputing the ruling.

15

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

6.				Plant and equipment:
Net carrying costs at December 31, 2012 and December 31, 2011 are as follows:

	Office equipment	Computer software and equipment	Vehicles	Total

Cost

Balance at December 31, 2011	$60,230	$77,277	$89,599	$227,106
Additions	90,182	252,830	267,110	610,122
Disposals / derecognition	(31,906)	(49,443)	(28,784)	(110,133)

Balance at December 31, 2012	$118,506	$280,664	$327,925	$727,095

Accumulated depreciation

Balance at December 31, 2011	$34,087	$60,122	$40,083	$134,292
Additions	9,355	19,820	35,845	65,020
Disposals / derecognition	(31,906)	(46,630)	(27,337)	(105,873)

Balance at December 31, 2012	$11,536	$33,312	$48,591	$93,439

Net book value
At December 31, 2011	$26,143	$17,155	$49,516	$92,814
At December 31, 2012	106,970	247,352	279,334	633,656

16

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

7.	Exploration and evaluation assets:

		December 31, 2012	December 31, 2011

	Esperanza Gold Project, Mexico (a)	$1,643,358	$1,643,358
	El Canario, Mexico (b)	70,328	50,328
	Pucarana, Peru (c)	33,195	33,195
	Utcucochia, Peru	10,330	10,330
	Other properties	10,598	10,598

		$1,767,809	$1,747,809

	(a)		Esperanza Gold Project, Mexico
	The Esperanza Gold Project is 100% owned by the Company subject to a 3% net smelter return royalty.

	(b)		El Canario, Mexico

On October 18, 2011 the Company entered into an option agreement to acquire two mineral concessions which combined with two mineral concessions already owned by the Company form the El Canario property.  In order to acquire the two mineral concessions, Esperanza paid US$50,000 on signing the agreement, and must make additional payments totaling US$440,000 on the property on or before October 18, 2016. Esperanza made a cash payment of US$20,000 on October 18, 2012 in order to keep the option in good standing.  The next cash payment of US$20,000 is due on October 18, 2013.  The property is subject to a 2% net smelter return royalty of which 1% can be purchased for US$500,000 and the full 2% net smelter return royalty can be purchased for US$1,000,000.

	(c)		Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru.  The Company incurred exploration expenditures in excess of the US$650,000 requirement on the property and exercised its option to acquire a 51% interest.  The exploration expenditures in excess of US$650,000 were subject to the proportionate contribution rules of the agreement and Estrella elected not to contribute their share of the excess expenditures.  As a result, Esperanza’s interest in the property increased to 60% and Estrella’s was diluted to 40%.

17

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

8.	Exploration and development expenses:

	Year ended December 31,	2012	2011

	Esperanza Gold Project, Mexico
	Assays	$306,977	$230,486
	Community programs	80,088	1,240
	Drilling	3,159,767	1,023,507
	Feasibility and permitting costs	1,450,087	187,714
	Equipment and field costs	345,643	309,013
	Office and other costs	1,081,597	35,431
	Professional fees	674,199	581,346
	Salaries and benefits	834,369	159,087
	Road and access costs	338,665	99,965
		8,271,392	2,627,789
	Other properties
	Assays	37,825	39,214
	Community programs	6,294	16,406
	Drilling	104,495	643,108
	Feasibility and permitting costs	40,725	20,022
	Equipment and field costs	122,607	280,788
	Office and other costs	147,342	198,207
	Professional fees	162,524	230,943
	Salaries and benefits	428,128	762,142
	Road and access costs	37,991	1,213
		1,087,931	2,192,043

		$9,359,323	$4,819,832

9.	Long-term investments:

In December 2011 the Company granted Citation Resources Inc. (“Citation”) an option to acquire a 100% interest in the Biricu property.  Esperanza received $20,000 on signing the agreement and in order to earn a 100% interest, Citation must issue 1,050,000 common shares and conduct exploration programs totaling $4,000,000 over four years.  In December 2012, the Company received 250,000 shares of Citation in accordance with the terms of the agreement.  These shares have been recorded as marketable securities and designated as available-for-sale with the unrealized gains and losses recorded in other comprehensive income.  The fair value of the shares at December 31, 2012 was $25,000 (2011 - $nil).  The investment is classified as long-term as the Company expects to hold the shares for longer than 12 months.

10.	Investment in associated company:

At December 31, 2012 the Company held an approximate 26% interest in Global Minerals Ltd. (“Global”).  In the first quarter of 2012 the Company participated in a Global private placement and acquired 3,333,333 shares for $1,500,000 and now holds 28,906,517 common shares of Global which had a fair value of approximately $11,562,607 at December 31, 2012 (December 31, 2011 – 25,573,184 shares with a fair value of $13,809,519).  The carrying value of the investment has been reduced each quarter since initial acquisition as the Company records its share of Global’s comprehensive loss.  The following summarizes the change in the carrying value of the investment:

18

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

10.	Investment in associated company (continued):

		December 31, 2012	December 31, 2011

	Investment in Global, beginning of year	$1,247,640	$2,894,157

	Additional investment in Global shares	1,500,000	1,143,973
	Equity in Global’s estimated comprehensive loss for the year	(2,011,118)	(2,790,490)

	Investment in Global, end of year	$736,522	$1,247,640

	The following is a summary of Global’s estimated financial position:

		December 31, 2012	December 31, 2011

	Current assets	$8,138,984	$3,822,000
	Long-term assets	4,787,192	3,668,000
	Current liabilities	(524,232)	(404,000)

	Net assets	$12,401,944	$7,086,000

11.	Share capital:
At December 31, 2012, the Company had unlimited authorized common shares and 78,771,321 shares outstanding (December 31, 2011 – 51,032,321).
(a) Share purchase warrants:

The company completed a private placement of 27,214,000 special warrants (“Special Warrants”) in May 2012 at a price of $1.25 per Special Warrant for aggregate proceeds of approximately $34,000,000 (the “Offering”).  The Offering was conducted through a syndicate of agents (the “Agents”).  As consideration for their services in connection with the Offering, the Company paid the Agents a cash commission equal to six percent of the proceeds of the Offering.  Each Special Warrant consisted of a unit (“Unit”) composed of one common share and one-half of a common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $1.80 per share until May 24, 2017.  Subsequent to the closing of the Offering, the Company filed a short form prospectus.  The prospectus filed qualified the distribution of the 27,214,000 Units of the Company issuable upon automatic exercise of the previously issued Special Warrants.  As a result of the automatic exercise of the Special Warrants, the Company issued 27,214,000 common shares and 13,607,000 common share purchase warrants.  The net proceeds of the Offering will be used to advance the Esperanza Gold Project in Mexico and for general working capital purposes.

19

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

11.	Share capital (continued):
	(a)	Share purchase warrants (continued):

The issue price of the Special Warrants was allocated to the common shares and warrants based on their relative values.  The closing price of the Company’s shares on May 24, 2012 was $1.06 and the fair value of a full warrant was $0.38 based on a Black Scholes option pricing model calculation with the following inputs:  a share price of $1.06, an exercise price of $1.80, an expected life of 5 years, a risk-free interest rate of 1.31%, a dividend yield of 0% and a share price volatility of 57%.  As a result of the relative fair value calculation, $1.06 of the issue price was allocated to the shares and $0.19 was allocated to the half warrant in each Special Warrant unit.

		The continuity of share purchase warrants for the year ended December 31, 2012 is as follows:

			Number of warrants	Weighted average exercise price

		Outstanding, December 31, 2010	7,320,346	$2.17

		Exercised	(262,700)	1.75

		Outstanding, December 31, 2011	7,057,646	2.18

		Issued	13,607,000	1.80
		Exercised	(400,000)	1.75
		Expired	(6,657,646)	2.21

		Outstanding, December 31, 2012	13,607,000	$1.80

The weighted average share price of the warrants exercised in 2012 was $1.74 (2011 - $2.20).  As at December 31, 2012, 13,607,000 warrants were outstanding with an exercise price of $1.80 and an expiry date of May 24, 2017.

	(b)	Stock options:

The company has adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (the “Exchange”).  The maximum aggregate number of shares that may be reserved for issuance under the Plan is 12,000,000, which includes both stock options and Restricted Share Units (“RSU’s”).  The maximum term of the options is five years and the vesting requirements are determined at the time of each grant.  The Plan has been approved by the Exchange, the Board of Directors and the shareholders of the Company. At December 31, 2012, 2,649,000 common shares are available for future awards of options and RSU’s.

20

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

11.	Share capital (continued):
	(b)	Stock options (continued):

						Number of options	Weighted average exercise price

		Outstanding, December 31, 2010				3,783,500	$1.38

		Granted				979,500	1.39
		Exercised				(462,000)	1.47
		Cancelled or expired				(475,000)	1.55

		Outstanding, December 31, 2011				3,826,000	1.35

		Granted				2,850,000	1.25
		Exercised				(125,000)	1.12
		Cancelled or expired				(350,000)	1.63

		Outstanding, December 31, 2012				6,201,000	$1.29
		Exercisable, December 31, 2012				3,575,998	$1.34

		The weighted average share price for options exercised in 2012 was $1.44 (2011 - $1.79).
		At December 31, 2012, the following stock options were outstanding and exercisable.

		Options Outstanding				Options Exercisable
		Number	Exercise price	Expiry date	Remaining contractual life (years)

		745,000	$1.40	February 8, 2013	0.11	745,000
		90,000	0.69	October 6, 2013	0.76	90,000
		275,000	0.69	May 22, 2014	1.39	275,000
		35,000	0.70	June 10, 2014	1.44	35,000
		1,376,500	1.43	June 8, 2015	2.44	1,376,500
		779,500	1.49	June 10, 2016	3.44	779,500
		200,000	1.01	November 22, 2016	3.90	75,000
		2,650,000	1.25	June 12, 2017	4.45	199,998
		50,000	1.28	August 21, 2017	4.64	-

		6,201,000				3,575,998

Subsequent to December 31, 2012, 75,000 stock options were exercised for gross proceeds of $105,000.  In addition, 500,000 unvested options with an exercise price of $1.25 were cancelled and 700,000 options were granted at a weighted average exercise price of $1.19 which vest evenly over three years.

21

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

11.	Share capital (continued):
	(c)	Restricted share units:

The Company granted 3,225,000 RSU’s to certain officers and employees in June 2012.  The RSU’s vest over three years on each anniversary of the grant date, with one-third of the total grant vesting each year.  The RSU’s were valued at $1.05, the closing price of the Company’s shares on the date of the grant.  During the year, 75,000 RSU’s were cancelled leaving an outstanding balance of 3,150,000 RSU’s.  Subsequent to December 31, 2012, 1,000,000 RSU’s were cancelled and 500,000 RSU’s were issued which were valued at $1.19 and vest evenly over three years.

	(d)	Share-based compensation:

Share-based compensation expense is determined using the Black-Scholes option pricing model. The Company granted 2,850,000 options during the year ended December 31, 2012 (2011 – 979,500). The weighted average assumptions used in calculating the fair value of the options granted during the year ended December 31, 2012 were: risk-free interest rate – 1.10% (2011– 1.47%), expected volatility –  53% (2011  – 63%), forfeiture rate – nil (2011 – nil) and expected life of the option –  36 months (2011 – 36 months). The weighted average grant-date fair value of the options granted during the year ended December 31, 2012 was $0.33 (2011 –$0.62). Total compensation expense charged to income for the year was $372,000 (2011 – $531,526).

The RSU’s granted in June 2012 were valued at $1.05 and vest evenly over three years.  The Company is accruing the expense over the vesting period and recorded $1,110,313 of share based compensation for the year (2011 - $nil), with the offsetting credit to commitment to issue shares.

As of December 31, 2012, the non-vested share-based compensation expense for both stock options and RSU’s not yet recognized was $2,710,594 which is expected to be recognized over the next 36 months.
	(e)	Capital management:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties.  Esperanza relies mainly on equity issuances to raise new capital and on entering into joint venture agreements on certain properties which enables it to conserve capital and to reduce risk.  In the management of capital, the Company considers the components of share capital as well as cash and cash equivalents.  The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.  The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty.  The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

22

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

12.	Income taxes:

As at December 31, 2012, no deferred tax assets were recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	Year ended December 31,	2012	2011

	Tax loss carryforwards	$9,754,524	$7,599,637
	Other	1,122,550	412,754

		$10,877,074	$8,012,391

As at December 31, 2012, the Company has non-capital losses of approximately $8.9 million (2011 - $7.2 million), $1.4 million (2011 - $1.3 million) and $20.0 million (2011 - $14.9 million) available to reduce future income tax in Canada, Peru and Mexico respectively.  The losses in Canada expire between 2015 – 2032, in Peru they are available indefinitely and in Mexico between 2013 – 2022.

	The provision for income taxes differs from the amount calculated using the combined Canadian federal and provincial statutory income tax rate of 25.0% (2011 – 26.5%) as follows:

	Year ended December 31,	2012	2011

	Expected income tax expense recovery	$(4,418,364)	$4,384,515
	Non-deductible expenses and other	1,878,739	(2,857,961)
	Other	(325,126)	(776,598)
	Recognition of previously unrecognized tax assets	-	(2,273,001)
	Deferred income tax assets not recognized	2,864,751	1,523,045

		$-	$-

13.	Earnings (loss) per share:

The calculation of basic loss per share for the year ended December 31, 2012 was based on the net loss attributable to common shareholders of $17,668,779 (2011 – profit of $16,545,340) and a  weighted average number of common shares outstanding of 65,489,346 (2011 – 54,592,343).  The diluted loss per share equaled the basic loss per share as the calculation did not include the effects of options and warrants because the Company recognized losses in the period.  In 2011, the diluted earnings per share was calculated based on the net profit of $16,545,340 and weighted average diluted common shares of 57,379,224.

23

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

14.	Segmented information:

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties.  Summarized financial information for the geographic segments the Company operates in are as follows:

		North America	Mexico	Peru	Total

	December 31, 2012
	Non-current assets	$818,654	$2,231,890	$112,443	$3,162,987

	December 31, 2011
	Non-current assets	$1,263,412	$1,693,686	$131,165	$3,088,263

15.	Related party transactions:
	(a)	Key management personnel:

			December 31, 2012		December 31, 2011

	Salaries and benefits			$1,317,493	$1,142,985
	Share-based payments			1,433,315	208,632

				$2,750,808	$1,351,617
	(b)	Related party assets and liabilities:

				December 31, 2012	December 31, 2011

	Amounts due to management			$36,997	$21,426
	Amounts due from Global Minerals (an associated company)			-	54,316
	Amounts due to Pathway Capital Limited (an associated company)			2,947	-

				$39,944	$75,742

During the year ended December 31, 2012 the Company paid $130,904 (2011 - $196,800) to Seabord Service Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  Subsequent to August 2012 the Company no longer uses the services of Seabord and does not consider them to be a related party.  During the year ended December 31, 2012, the Company incurred $82,216 in consulting and administrative fees to Pathway Capital Limited (“Pathway”), a related company by virtue of a common director.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

16.	Termination payments:

During the year ended December 31, 2012 the Company recorded an expense of $1,700,000 (2011 – $nil) related to termination payments for employees in the USA and Peru.  Of this amount, $769,500 remains in accounts payable to be paid out over the next twelve months.

24

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

17.	Financial instruments:
	(a)	Financial assets and liabilities:

			December 31, 2012	December 31, 2011

		Financial assets:
		Cash and cash equivalents	$36,060,536	$19,394,059
		Accounts receivable	1,004,640	389,291

		Total financial assets	$37,065,176	$19,783,350

		Financial liabilities:
		Accounts payable and accrued liabilities	$1,376,999	$610,408

		Total financial liabilities	$1,376,999	$610,408

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments.

The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair value.  Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).  Level 3 inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year. Marketable securities are stated at fair value and classified within Level 1.

25

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

17.	Financial instruments (continued):
	(b)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is equal to the carrying values of cash and cash equivalents, short term investments and accounts receivable.

		(i)	Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents, short term investments and accounts receivable. Credit risk exposure is limited through maintaining its cash and equivalents and short term investments with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government.

		(ii)	Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2012:

	Within 1 year	2-5 years	Over 5 years	Total

Accounts payable and accrued liabilities	$1,376,999	$-	$-	$1,376,999
Minimum rental and lease payments	150,773	-	-	150,773

	$1,527,772	$-	$-	$1,527,772

26

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

17.	Financial instruments (continued):
	(b)	Financial instrument risk exposure and risk management (continued):
		(iii)	Market risk:
			The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, commodity price risk and equity price risk.
			Foreign currency risk:

The Company’s operations in Mexico, Peru, Canada and the United States create exposure to foreign currency fluctuations.  Some of the Company’s operating expenditures are incurred in US  dollars, Mexican pesos and Peruvian sols, and the fluctuation of the Canadian dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

			Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

				December 31, 2012		December 31, 2011
				Financial assets	Financial liabilities	Financial assets	Financial liabilities

			US dollars	$15,187,029	$1,057,532	$213,830	$343,530
			Mexican pesos	823,085	128,168	293,441	103,841
			Peruvian sols	6,640	17,971	7,268	40,068

				$16,016,754	$1,203,671	$514,539	$487,439

Of the financial assets listed above, $15,187,029 (December 31, 2011 - $114,711) represents cash and cash equivalents and short term investments held in US dollars, $51,444 (December 31, 2011 - $360) represents cash and cash equivalents held in Mexican pesos and $168 (December 31, 2011 - $9,500) represents cash and cash equivalents held in Peruvian sols. The remaining cash and cash equivalents and short term investments are held in Canadian dollars.

27

ESPERANZA RESOURCES CORP.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2012 and 2011

17.	Financial instruments (continued):
	(b)	Financial instrument risk exposure and risk management (continued):
		(iii)	Market risk (continued):
Foreign currency risk (continued):

As at December 31, 2012, with other variables unchanged, a 10% change in the Canadian dollar against the US dollar would result in a change in income for the period of $1,412,950.  A 10% change in the Canadian dollar against the Mexican peso would result in a change in income for the period of $69,492.  A 10% change in the Canadian dollar against the Peruvian sol would result in a change in income for the period of $1,133.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest and cash reserves are invested in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates affect the fair value of cash equivalents.

18.	Commitments and contingencies:
As at December 31, 2012, the Company has minimum rental and lease payments of $150,773 which are payable over the following twelve months.
19.	Subsequent events:
(a) Sale of Peru assets:

Subsequent to December 31, 2012, the Company completed the sale of its non-core mineral claims located in Peru to Pucara Resources Corp. Pursuant to the terms of the sale agreement, the Company sold claims with a carrying value of $20,928 in exchange for approximately 10% of the outstanding shares of Pucara, a private company, and a 1% NSR royalty on the properties.

(b) Acquisition of mineral properties:

Subsequent to December 31, 2012, the Company entered into a binding letter agreement with Pan American Silver to acquire three advanced stage gold projects for consideration of 50,900,000 common shares and 10,000,000 warrants with an exercise price of $1.80.  In addition, Pan American Silver will subscribe for 20,600,000 common shares at a price of $1.70 for gross proceeds to the Company of $35,020,000.  The Company will also have access to a $15,000,000 standby convertible credit facility.

28